UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                       CCC INFORMATION SERVICES GROUP INC.
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    12487Q109
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 12 Pages

                                  SCHEDULE 13G

CUSIP No.  12487Q109                                          Page 2 of 12 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Delaware

                            5             Sole Voting Power
Number of                                          1,693,800
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            1,693,800
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,693,800

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    6.43%

12       Type of Reporting Person (See Instructions)

                                    PN

                                  SCHEDULE 13G

CUSIP No.  12487Q109                                          Page 3 of 12 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,430,223
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            2,430,223
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,430,223

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    9.23%

12       Type of Reporting Person (See Instructions)

                                    PN

                                  SCHEDULE 13G

CUSIP No.  12487Q109                                          Page 4 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          866,757
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            866,757
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    866,757

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.29%

12       Type of Reporting Person (See Instructions)

                                    OO; IA

                                  SCHEDULE 13G

CUSIP No.  12487Q109                                          Page 5 of 12 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          866,757
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            866,757
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    866,757

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.29%

12       Type of Reporting Person (See Instructions)

                                    CO; IA

                                  SCHEDULE 13G

CUSIP No.  12487Q109                                          Page 6 of 12 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                        a. [ ]
                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          3,462,836
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            3,462,836
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    3,462,836

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    13.15%

12       Type of Reporting Person (See Instructions)

                                    IA

                                                              Page 7 of 12 Pages

Item 1(a)         Name of Issuer:

                  CCC Information Services Group Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  World Trade Center Chicago, 444 Merchandise Mart, Chicago, Illinois 60654

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Winston Partners, L.P., a Delaware limited partnership ("Winston L.P.");

                  ii) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM");

                  iii) Chatterjee Advisors LLC, a Delaware limited liability company ("Chatterjee Advisors");

                  iv) Chatterjee Management Company, a Delaware corporation ("Chatterjee Management"); and

                  v) Dr. Purnendu Chatterjee ("Dr. Chatterjee").

                  This Statement relates to Shares (as defined herein) held for the accounts of Winston L.P., CFM, Winston Partners II LDC, a Cayman Islands exempted limited duration company ("Winston LDC"), Winston Partners, II LLC, a Delaware limited liability company ("Winston LLC"), and Chatterjee Charitable Foundation, a non-profit charitable foundation ("CCF").

                  CFM is the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                  Chatterjee Advisors serves as the manager of each of Winston LDC and Winston LLC and is responsible for supervising the operations of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC. Chatterjee Advisors is managed and controlled by Dr. Chatterjee.

                  Chatterjee Management serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts (the "Investment Management Contracts") between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC. Chatterjee Management, by reason of its voting and dispositive power over the securities held for the accounts of Winston LDC and Winston LLC may be deemed to be the beneficial owner of the Shares held for the accounts of each of Winston LDC and Winston LLC. Chatterjee Management is managed and controlled by Dr. Chatterjee.

                  Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the Investment Management Contracts between Winston LDC and Winston LLC with Chatterjee Management within 60 days, may be deemed to be the beneficial owner of the Shares held for the accounts of each of Winston LDC and Winston LLC.

                                                              Page 8 of 12 Pages

                  Dr. Chatterjee, by reason of his voting and dispositive power over the securities held for the account of CCF may be deemed to be the beneficial owner of the Shares held for the account of CCF.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                  The address of the principal business office of Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

Item 2(c)         Citizenship:

                  (i) Winston L.P. is a Delaware limited partnership;

                  (ii) CFM is a Delaware limited partnership;

                  (iii) Chatterjee Advisors is a Delaware limited liability company;

                  (iv) Chatterjee Management is a Delaware corporation; and

                  (v) Dr. Chatterjee is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.10 Par Value (the "Shares").

Item 2(e)         CUSIP Number:

                  12487Q109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2003, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Winston L.P. may be deemed to be the beneficial owner of the 1,693,800 Shares held for its account.

                  (ii) CFM may be deemed to be the beneficial owner of 2,430,223 Shares. This number consists of (A) 1,693,800 Shares held for the account of Winston L.P., and (B) 736,423 Shares held for its account.

                                                              Page 9 of 12 Pages

                  (iii) Each of Chatterjee Advisors and Chatterjee Management may be deemed the beneficial owner of 866,757 Shares. This number consists of
(A) 374,576 Shares held for the account of Winston LDC and (B) 492,181 Shares held for the account of Winston LLC.

                  (iv) Dr. Chatterjee may be deemed to be the beneficial owner of 3,462,836 Shares. This number consists of (A) 1,693,800 Shares held for the account of Winston L.P, and (B) 374,576 Shares held for the account of Winston LDC, (C) 492,181 Shares held for the account of Winston LLC, (D) 165,856 Shares held for the account of CCF, and (E) 736,423 Shares held for the account of CFM.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which Winston L.P. may be deemed to be the beneficial owner constitutes approximately 6.43% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, there were 26,325,318 Shares outstanding as of October 29, 2003.)

                  (ii) The number of Shares of which CFM may be deemed to be the beneficial owner constitutes approximately 9.23% of the total number of Shares outstanding.

                  (iii) The number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed to be the beneficial owner constitutes approximately 3.29% of the total number of Shares outstanding.

                  (iv) The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 13.15% of the total number of Shares outstanding

Item 4(c)         Number of shares as to which such person has:

Winston L.P.
------------
(i)    Sole power to vote or direct the vote:                         1,693,800
(ii)   Shared power to vote or to direct the vote                             0
(iii)  Sole power to dispose or to direct the disposition of          1,693,800
(iv)   Shared power to dispose or to direct the disposition of                0


CFM
---
(i)    Sole power to vote or direct the vote:                         2,430,223
(ii)   Shared power to vote or to direct the vote                             0
(iii)  Sole power to dispose or to direct the disposition of          2,430,223
(iv)   Shared power to dispose or to direct the disposition of                0

                                                             Page 10 of 12 Pages

Chatterjee Advisors
-------------------
(i)    Sole power to vote or direct the vote:                           866,757
(ii)   Shared power to vote or to direct the vote                             0
(iii)  Sole power to dispose or to direct the disposition of            866,757
(iv)   Shared power to dispose or to direct the disposition of                0

Chatterjee Management
---------------------
(i)    Sole power to vote or direct the vote:                           866,757
(ii)   Shared power to vote or to direct the vote                             0
(iii)  Sole power to dispose or to direct the disposition of            866,757
(iv)   Shared power to dispose or to direct the disposition of                0

Dr. Chatterjee
--------------
(i)    Sole power to vote or direct the vote:                         3,462,836
(ii)   Shared power to vote or to direct the vote                             0
(iii)  Sole power to dispose or to direct the disposition of          3,462,836
(iv)   Shared power to dispose or to direct the disposition of                0

Item 5.           Ownership of Five Percent or Less of a Class:

                  As of the date hereof, each of Chatterjee Advisors and Chatterjee Management have ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  The partners of Winston L.P. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                  Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LDC and Winston LLC. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LLC and Winston L.P. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the account of Winston L.P.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

                                                             Page 11 of 12 Pages

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                             Page 12 of 12 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 4, 2004                   WINSTON PARTNERS, L.P.

                                          By:  Chatterjee Fund Management, L.P.,
                                               General Partner

                                          By:  Purnendu Chatterjee,
                                               General Partner

                                          By: /s/ John Flanagan
                                              ---------------------------------
                                              John Flanagan
                                              Attorney-in-fact

Date: February 4, 2004                    CHATTERJEE FUND MANAGEMENT, L.P.

                                          By:  Purnendu Chatterjee
                                               General Partner

                                          By: /s/ John Flanagan
                                              ---------------------------------
                                              John Flanagan
                                              Attorney-in-fact

Date: February 4, 2004                    CHATTERJEE ADVISORS LLC

                                          By:  Purnendu Chatterjee,
                                               Member

                                          By: /s/ John Flanagan
                                              ---------------------------------
                                              John Flanagan
                                              Attorney-in-fact

Date: February 4, 2004                    CHATTERJEE MANAGEMENT COMPANY

                                          By: /s/ John Flanagan
                                              ---------------------------------
                                              John Flanagan
                                              Chief Financial Officer

Date: February 4, 2004                    PURNENDU CHATTERJEE

                                          By: /s/ John Flanagan
                                              ---------------------------------
                                              John Flanagan
                                              Attorney-in-fact